UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02153W100
(CUSIP Number)

Gregory J. Ritts, Chief Legal and Compliance Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg +352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,453,657
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,453,657
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,453,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(1)
14.	TYPE OF REPORTING PERSON
CO
(1) Based upon (i) the 54,112,374 shares outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 11, 2020, plus (ii) the 4,400,000 to be issued to Amherst Residential Fund VI pursuant to the Investment Agreement (as defined in the Issuer’s Current Report on Form 8-K filed on May 11, 2020).

Explanatory Note
This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission (“SEC”) on April 11, 2016 by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes hereof) (“ASPS” or the “Reporting Person”), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (who as disclosed herein is no longer a reporting person for purposes hereof), as subsequently amended by Amendment No. 1 filed on May 11, 2016, Amendment No. 2 filed on August 24, 2018, Amendment No. 3 filed on June 20, 2019 and Amendment No. 4 filed on February 19, 2020 (as amended, the “Schedule 13D”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 5 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 2.    Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:
As disclosed in Item 5(e), William B. Shepro disposed of his entire ownership of Shares and therefore is no longer reporting person for purposes of the Schedule 13D.
ITEM 4.    Purpose of the Transaction.
The Schedule 13D previously disclosed that the Reporting Person is holding the Shares reported in Item 5 in support of the Issuer’s management and its then current strategy and that it intends to vote its shares in favor of the director nominees proposed by the Board of Directors of the Issuer and to disregard any proxy solicited by third parties. As a result of the Reporting Person’s questions concerning recent decisions of the Issuer’s management described below, the statements contained in the prior disclosure are withdrawn and do not reflect the Reporting Person’s current purposes and plans with respect to its ownership of the Shares.
On April 27, 2020, the Issuer’s stockholders, including ASPS, voted for the approval of the Merger. On May 4, 2020, Parent, Merger Sub and Amherst Residential Fund VI, on the one hand, and the Issuer, on the other hand, entered into a Termination and Settlement Agreement (the “Termination and Settlement Agreement”), pursuant to which, among other things, the Merger Agreement (after the requisite stockholder approval of the Merger was obtained) was terminated by mutual written consent of the Issuer and Parent. As a result, ASPS’s Voting Agreement with Parent, which obligated ASPS to vote in favor of the Merger, automatically terminated pursuant to the terms thereof.
The Reporting Person questions the decision of the Issuer to enter into the Termination and Settlement Agreement to terminate the Merger Agreement and not seek specific performance of the Merger Agreement or alternatively payment of the Parent Termination Fee (as defined in the Merger Agreement), and no longer supports the Issuer and its current strategy. The Reporting Person, acting directly or through its representatives, expects to communicate directly with the Issuer with respect to its concerns and its interest in seeing the Issuer effect a change in the strategic direction and, depending upon the factors mentioned below and other factors the Reporting Person may deem relevant, the Reporting Person may in the future take such other actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning specific strategic decisions, developing and advancing proposals with respect to the assets, business and operations of the Issuer, communicating with other shareholders of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial condition and results of operations, strategic direction, actions taken by the Issuer's management and Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deem appropriate, including, without limitation, exchanging information with the Issuer; suggesting changes in the Issuer's business, operations, capital structure, capital allocation, corporate governance, composition of the Issuer’s Board of Directors and other strategic matters; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or disposing of some or all of such securities and instruments beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.
On May 21, 2020, pursuant to Sections 2-512 and 2-513 of Maryland General Corporation Law, ASPS delivered a letter addressed to the chair and secretary of the Issuer demanding the right to inspect specified records of the Issuer. The foregoing letter is attached hereto as Exhibit 1 and is incorporated herein by reference.
Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.    Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:
(e)    Effective as of February 24, 2020, William B. Shepro ceased to be the beneficial owner of Shares after disposing of his entire ownership thereof following the Issuer’s announcement of the Merger on February 18, 2020.
ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
Reference is made to the information concerning the termination of the Voting Agreement as described in Item 4 which is incorporated herein by reference.
ITEM 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Demand Letter, dated May 21, 2020, addressed to Chair of the Board and Secretary of Front Yard Residential Corporation

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: May 21, 2020	ALTISOURCE PORTFOLIO SOLUTIONS S.A.

	By:	/s/ Gregory J. Ritts
	Name:	Gregory J. Ritts
	Title:	Chief Legal and Compliance Officer